"Exemption No. 82-1357"

Continental Aktiengesellschaft

Press Release

03 MAR -3 AM 7:21

03007039

Continental and Sime Darby set up a tyre Joint Vent[illegible], providing Continental with a secure foothold in the ASEAN market

Hanover/Kuala Lumpur, February 26, 2003. Continental AG, Hanover, Germany, and Sime Darby Berhad, Kuala Lumpur, Malaysia, today signed an agreement giving Continental a stake in Sime Darby's Malaysian tyre activities. The new company will be known as SDC Tyre Sdn. Bhd.

SUPPL

The agreement was signed jointly by Tan Sri Nik Mohamed bin Nik Yaacob, Chief Executive Officer of Sime Darby Berhad and Manfred Wennemer, Chairman of the Executive Board of Continental AG. Mr Wennemer stressed that Continental would now be in a position to close the regional gap in its global production activities in Southeast Asia. "Together with our partner, we now have a solid production and sales basis which will make the ASEAN and Australian markets accessible to us and considerably increase our market share." With annual sales of more than 29 million car tyres, this region has more than twice the market volume of China.

Sime Darby is Malaysia's leading multinational and one of Southeast Asia's largest conglomerates with a comprehensive range of production and business activities. In 2002 sales of around 3.2 billion USD were realised. The Group's tyre manufacturing business activity was hitherto carried out by two companies - DMIB Berhad and Sime Tyres International Sdn Bhd which will now combine into SDC Tyre Sdn. Berhad. Continental will initially invest around 31 million USD in the new company, thereby acquiring a 30-percent share.

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Continental Aktiengesellschaft Corporate Communications
Vahrenwalder Straße 9, D-30165 Hannover
P.O. Box 1 69, D-30001 Hannover
Phone +49 (0)511-938-1278
+49 (0)511-938-1146
+49 (0)511-938-1485
Fax: +49 (0)511-938-1055
www.conti-online.com
prkonzern@conti.de

The agreement provides the option for Continental to obtain a further 21 percent share in the new company in two years' time.

The tyre factories which are located in Malaysia's north (Alor Setar) and central Malaysia (Petaling Jaya, near the capital Kuala Lumpur) have a combined annual production of around four million passenger car tyres, one million light truck tyres and close to 300,000 truck tyres. This production volume has secured the two companies the position of No. 1 supplier in Malaysia's market for passenger car original equipment (OE) and replacement tyres, as well as replacement tyres for commercial vehicles.

Co-operation between Continental and Sime Darby will facilitate production of premium car and commercial vehicle tyres in Malaysia. The new company is bound to benefit from the opening up of markets due to a trade agreement for the Asian Free Trade Area (AFTA) which came into effect on 1st January 2003. This agreement inter alia, allows a reduction of hitherto prohibitive customs tariffs between AFTA states.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. Worldwide the company had around 65,000 employees on its payroll in 2001 and took in €11.2 billion in sales.

Andreas Meurer
Head of Press Continental AG
Phone: +49 (0)511-938-1278
Fax: +49 (0)511-938-1055
prkonzern@conti.de

Mr Rosman Din
Public Relations Sime Darby
Phone: + 603 7787 8810
Fax: + 603 7781 9766
e-mail: rosman@dmi.com.my

Media Database Library: www.conti-online.com

"Exemption No. 82-1357"
Continental Aktiengesellschaft

Press Release

03 MAR -3 AM 7:21

New Executive Board Member:

Thomas Sattelberger appointed Continental AG Executive Board Member responsible for Human Resources

Hanover/Germany, February 25, 2003. The Supervisory Board of Continental AG, Hanover, has appointed Thomas Sattelberger (53) to the company's Executive Board, where he will be responsible for the area of Human Resources. He will be starting his tasks on July 1, 2003. Sattelberger will also be taking on the position of Director of Personnel, which has been carried out on a temporary basis by Manfred Wennemer in addition to his main function as Chairman of the Executive Board.

Following his studies in business management, Thomas Sattelberger started his professional career in 1975 at Daimler Benz in Stuttgart, where he held several positions in the fields of human resources development, professional training and sales within the corporation. In 1994 Sattelberger moved to Deutsche Lufthansa AG, first as the head of corporate management and human resources development. He has been Executive Vice President Product and Service at Lufthansa Passage Airline since 1999.

Dr. Heimo Prokop
Director Corporate Communications
Tel.: +49-(0)511-938-1485
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

Andreas Meurer
Head of Press Relations
Tel.: +49-(0)511-938-1278
Fax: +49-(0)511-938-1055
E-Mail: prkonzern@conti.de

Media Database Library: www.conti-online.com